Mail Stop 3720

November 14, 2006

Via U.S. Mail

Mr. David Sach
Chief Financial Officer
Millicom International Cellular S.A.
75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg

> **RE:** **Millicom International Cellular S.A.**
> **Form 20-F for the Year ended December 31, 2005**
> **Filed May 06, 2006**
> **File No. 000-22828**

Dear Mr. Sach:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Year Ended December 31, 2005

General

1.   We note the discussion of Iran-related activities on pages 10, 20, 28, 50 and elsewhere. We also note recent public reports that you and the Rafsanjan Industrial Complex mutually agreed to terminate the management agreement. Please tell us the steps you are taking to terminate this and any other contacts you have with Iran, and provide us with press releases or public statements you have made regarding your planned termination of the management agreement, build-operate-transfer agreement and any other Iranian operations. Your response should include an estimated timeline for terminating these operations and any related contractual obligations and contacts with Iran, and should cover your other operations, equity investments and arrangements, if any, with or in Iran. Prior to filing your next Form 20-F or other filing containing such disclosure, please provide a copy of your updated disclosure.

2.   Please describe your contacts with Iran since February 2005 and discuss their materiality to you in light of Iran's status as a state sponsor of terrorism and relevant U.S. economic sanctions, some of which you identify in the first risk factor on page 10. Please also discuss whether the contacts, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your Iranian operations since February 2005, including anticipated operations.

3.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

        We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran. Your qualitative analysis also should address the extent to which the Iranian government or entities controlled by it receive or have received financing or other payments in connection with your Iranian operations.

4.   You discuss the Iran-Libya Sanctions Act of 1996 and disclose in the third paragraph of the first risk factor on page 10 that further sanctions may be adopted regarding Iran. We note that since you filed the Form 20-F/A, ILSA has been amended and broadened by the Iran Freedom Support Act of September 2006. Please address for us the applicability of Section 5(b) of ISA, as amended on September 30, to you operations in, and any other

contacts with, Iran. Address for us whether any of equipment and/or services you have provided or provide into Iran might be deemed to be dual-use in nature.

In future filings please revise the discussion to update the information regarding ISA and other relevant sanctions. Prior to filing your next Form 20-F or other filing containing such disclosure, please provide us with a copy of the updated risk factor text.

Item 5 Operating and Financial Review and Prospects, pages 61-90

5.   Please provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items to the extent necessary for the understanding of your business as a whole. For example, we note that you did not provide the substantive reasons or drivers behind the changes in revenues, costs of sales, sales and marketing and general and administrative expenses line items on pages 63-64 from 2004 to 2005 in your discussion of results of operations. In addition, you should also describe any known trends or uncertainties associated with the changes that have had or that you reasonably expect will have a material favorable or unfavorable impact on your results of operations. Refer to FR-72 and Item 5A of the Form 20-F.

Item 15. Control and Procedures
Operational and Financial Control, page 114

6.   We note your disclosure that "[t]here have been no *significant* changes in the Company's internal controls over financial reporting that occurred during the period covered by this annual report …" Item 308(c) of Regulation S-K requires the disclosure of *any* change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred *during your last fiscal quarter* (or your fourth fiscal quarter in the case of an annual report) that has *materially affected, or is reasonably likely to materially affect*, your *internal control over financial reporting*. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K.

Financial Statements and Notes
Consolidated Statements of Profit and Loss, page F-5

7.   We note your presentation of the line item "Gain (loss) from sale of subsidiaries and joint ventures, net" on the face of your income statement before the subtotal "Operating Profit." Explain to us why you did not record the related gain (loss) within the line item "Profit/(loss) for the year from discontinued operations, net of tax" pursuant to paragraph 33 (a) of IFRS 5 or revise.

8.   Please disclose in a footnote your expenses by nature, including line items such as purchase of materials, salaries, benefits etc. Refer to paragraphs 93 and 94 of IAS 1.

9.   Please disclose the basic and diluted earnings per share amounts for the discontinued operation either on the face of the financial statements or in a footnote to the financial statements. Refer to paragraph 68 of IAS 33.

Note 35. Commitments and Contingencies
Contingent Assets, page F-75

10.   We note you disclose that the vouchers to be used in the purchase of the network equipment will be recognized as "other operating income" upon delivery. Please explain to us your basis in IFRS for recognizing this incentive as "other operating income" rather than as a reduction of the cost of the purchased equipment.

Note 37. Reconciliation to U.S. GAAP, page F-80

11.   Please provide us a quantified summary of each GAAP difference included within the reconciling item "Other" in your reconciliations of net income for 2005, 2004, and 2003. Also, please explain to us why you did not separately disclose any significant reconciling items included within this adjustment, if applicable.

12.   Please present each of the adjustments to reconcile net income on a gross basis. You should report as separate adjustments the impact of all of the US GAAP reconciling items on income tax expense and minority interest.

4. Adjustment to Initial Step-up in the Value of Licenses, page F-86

13.   Your basis under US GAAP for recording the contributed properties at the contributing shareholders' carryover basis is unclear, please provide in this footnote additional detail of the formation transactions and a clear explanation of your rational for your US GAAP accounting, and advise us. If this represented a reorganization of entities under common control you should clearly disclose that this is so and explain to us. Refer to the Staff's views in EITF Issue No. 02-5.

10. Disposal of Argentine Operation, page F-93

14.   Please expand this disclosure to fully explain why there is a difference in the amount of loss realized on the disposal under IFRS and US GAAP, and advise us.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit

Millicom International Cellular S.A.
November 14, 2006
Page 5

your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director